Exhibit 99.1

DESIGNATED NEWS RELEASE

GoldMining Releases
2024 Sustainability Report

Vancouver, British Columbia – September 24, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce the publication of its third annual Sustainability Report for fiscal year 2024. The Sustainability Report presents the Company’s approach and performance on sustainability initiatives and outlines its sustainability strategy and goals for the future.

The Sustainability Report is guided by the Company's materiality assessment to better understand the sustainability related topics relevant to its business and presents sustainability goals that are aligned with the United Nations’ Sustainable Development Goals. That is, GoldMining aims to ensure responsible exploration and development practices, which seek to minimize harm to the environment, and create shared value for the local communities in which we operate.

2024 Sustainability Report Highlights

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1,368 hours of health, safety and emergency-response training, representing a five-fold increase compared to the Company’s inaugural reporting on the topic two years ago, underscoring GoldMining’s continued focus on protecting employees and contractors.

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Donations to local community organizations helped tackle urgent social challenges, such as food insecurity and shortages in health-care supplies, demonstrating GoldMining’s deepening support for local communities.

●	Enhanced waste, water and air-emissions data collection improved the Company’s environmental monitoring program, elevating its ability to track and manage environmental performance.

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Zero reportable environmental incidents, including no water-related regulatory non-compliances, paired with 79% total water recirculation (76.5% fresh water) highlighting GoldMining’s strong environmental stewardship.

●	Full scope 1 and scope 2 GHG emissions captured for the first time, establishing a baseline to guide future reduction strategies.

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New supplier sustainability screening and due-diligence programs launched to safeguard against human-rights risks, such as poor working conditions, informal employment and human trafficking, and to ensure material suppliers meet Company policy.

●	100% of staff, including all contractors and temporary worker, were hired from within the country, aligning with GoldMining’s strategy to create local employment opportunities.

●	Board diversity reached 83% ethnically diverse and 33% female, up from 63% and 25% the prior year, reflecting continued progress in diversity and inclusion.

Alastair Still, Chief Executive Officer stated:

“With the release of what is now our third annual Sustainability Report, I am extremely pleased to report on the progress that we have made to maintain a commitment to strong sustainability practices, health and safety and community engagement while remaining disciplined in our growth strategy, focused on growing and adding value to our portfolio of exploration stage gold assets in the Americas.”

“In our fiscal year 2024 Sustainability Report, we demonstrate that we have strengthened our safety culture through increasing our health and safety training by five-fold compared to when we began reporting, which has contributed to the completion of a safe drill campaign at our São Jorge Project, with no reportable lost time incidents.”

“Our Company improved our environmental monitoring programming, with enhanced data collection related to waste, water and air emissions. In addition, we initiated supplier sustainability screening with the goal to ensure we proactively protect against human rights risks and ensure our material suppliers uphold similar commitments, including to environmental management and health and safety. Through this steadfast focus, we are actively and responsibly advancing a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru for the benefit of our stakeholders right from our local communities through to our shareholders.”

The full Sustainability Report is available on the Company’s website at www.goldmining.com. For questions about the Sustainability Report, please contact info@goldmining.com.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects and strategic investments in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 19.1 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company’s sustainability strategy and plans. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2024, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.